OMB APPROVAL

OMB Number:	3235-0145
Expires:	December 31, 2005
Estimated average burden hours per response	. . . . . . . . . . . . . . . . 11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

1-800 CONTACTS, INC.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

681977104

(CUSIP Number)

Donald A. Yacktman c/o Yacktman Asset Management Co. 1110 Lake Cook Road, Suite 385 Buffalo Grove, Illinois 60089 (847) 325-0707

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 681977104	13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Yacktman Family Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO (Assets of the Trust)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION South Dakota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 780,000 SHARED VOTING POWER 0 SOLE DISPOSITIVE POWER 780,000 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON 780,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Trust)

CUSIP No. 681977104	13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Carolyn Z. Yacktman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF and OO (Assets of the Trust)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 790,000 SHARED VOTING POWER 0 SOLE DISPOSITIVE POWER 790,000 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON 790,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 681977104	13D	Page 4 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Donald A. Yacktman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF and OO (Assets of the Trust)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 315,000 SHARED VOTING POWER 790,000 (see Item 5) SOLE DISPOSITIVE POWER 315,000 SHARED DISPOSITIVE POWER 790,000 (see Item 5)

11	AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,105,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 681977104	13D	Page 5 of 8 Pages

        This Amendment No. 3 to the undersigned’s Schedule 13D, which was originally filed on October 13, 1998 and amended on October 13, 1998 and April 1, 2002 (the “Schedule 13D”) with regard to 1-800 CONTACTS, INC., a Delaware corporation (the “Issuer”), is being filed to amend Items 2 through 5 and Item 7 of the Schedule 13D. Except as expressly stated herein, there have been no material changes in the information set forth in the Schedule 13D.

Item 2.  Identity and Background.

        (a) – (c), (f) This Amendment No. 3 to the Schedule 13D (this “Statement”) is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (i) Yacktman Family Trust, a trust created under the laws of the State of South Dakota (the “Trust”), by virtue of its direct beneficial ownership of 780,000 shares of the Issuer’s Common Stock, par value $.01 per share (the “Common Stock”); (ii) Carolyn Z. Yacktman, by virtue of Mrs. Yacktman being the spouse of Donald A. Yacktman, her serving as a trustee of the Trust and having the sole power to vote and dispose of the shares held by the Trust, and her indirect beneficial ownership of 10,000 shares of Common Stock in her capacity as custodian for her dependent son; and (iii) Donald A. Yacktman, by virtue of being the spouse of Carolyn Z. Yacktman, his direct beneficial ownership of 305,000 shares of Common Stock and 10,000 shares of Common Stock in his capacity as trustee of the Eugenia Aronold Trust, dated July 29, 1997 (the "Aronold Trust"). Attached as Exhibit A hereto, which is incorporated by reference herein, is an agreement among the Trust, Carolyn Z. Yacktman and Donald A. Yacktman that provides that this Statement is filed on behalf of each of them. The Trust and Mrs. and Mr. Yacktman are sometimes collectively referred to herein as the “Reporting Persons.” The filing of this Statement shall not be construed as an admission by Mr. Yacktman that he is, for the purpose of Section 13(d) or 13(g) of the Exchange Act or otherwise, the beneficial owner of any of the shares of Common Stock beneficially owned by the Trust or Mrs. Yacktman. The filing of this Statement shall not be construed as an admission by Mrs. Yacktman that she is, for the purpose of Section 13(d) or 13(g) of the Exchange Act or otherwise, the beneficial owner of any of the shares of Common Stock beneficially owned by Mr. Yacktman.

        The Trust was formed under the laws of the State of South Dakota and its address is c/o Citicorp Trust South Dakota, 701 East 60th Street North, Sioux Falls, South Dakota 57117. Carolyn Z. Yacktman, Russell Wilkins and Citicorp Trust-South Dakota serve as trustees under the Trust. Mr. Wilkins is a citizen of the United States with his principal business address at 303 W. Madison Street, Suite 1925, Chicago, Illinois 60606. Citicorp Trust-South Dakota is a corporation incorporated under the laws of the State of South Dakota with its principal business address at 701 East 60th Street North, Sioux Falls, South Dakota 57117.

        Carolyn Z. Yacktman is a citizen of the United States with her principal residence at 2826 North Elm Lane, Arlington Heights, Illinois 60004. Mrs. Yacktman is not employed.

        Donald A. Yacktman is a citizen of the United States with his principal business address at 1110 Lake Cook Road, Suite 385, Buffalo Grove, Illinois 60089. Mr. Yacktman is the President and Chief Investment Officer of Yacktman Asset Management Co., which is an investment advisor registered under Section 203 of the Investment Advisors Act of 1940.

        Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information given by another Reporting Person. By their signature on this Statement, each of the Reporting Persons agrees that this Statement is filed on behalf of such Reporting Person.

        The Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement.

CUSIP No. 681977104	13D	Page 6 of 8 Pages

        (d) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

        All securities reported as beneficially owned by the Trust on this Statement were purchased by the Trust using assets of the Trust. Mrs. Yacktman used personal funds to purchase the 10,000 shares of Common Stock held by her as custodian for her dependent son. Mr. Yacktman used personal funds to purchase the 305,000 shares of Common Stock individually owned by him. Mr. Yacktman used assets of the Aronold Trust to purchase the 10,000 shares of Common Stock held in the Aronold Trust.

Item 4.  Purpose of Transaction.

        Each of the Reporting Persons has acquired the shares of Common Stock beneficially owned by it, him or her for investment purposes and may acquire additional shares, or dispose of some or all of the shares of Common Stock, from time to time, depending upon price and market conditions, evaluation of alternative investments and other factors.

        Stephen A. Yacktman, son of Donald A. Yacktman, currently serves on the Issuer’s Board of Directors. In such capacity, Stephen A. Yacktman has the power of influencing the management of the Issuer as to various business and corporate matters.

Item 5.  Interest in Securities of the Issuer.

(a)	As of December 31, 2003, each of the Reporting Persons named in Item 2 beneficially owned the aggregate number and percentage of the shares of Common Stock set forth below:

Reporting Person	No. of Shares	Percent of Class
Yacktman Family Trust	780,000	6.0
Carolyn Z. Yacktman	790,000	6.0
Donald A. Yacktman	1,105,000	8.4

(b)	The Trust has sole power to vote or to direct the vote of 780,000 shares of Common Stock and the sole power to dispose or to direct the disposition of 780,000 shares of Common Stock.

Carolyn Z. Yacktman, in her capacity as a trustee of the Trust, has the sole power to vote or to direct the vote of 780,000 shares of Common Stock and the sole power to dispose or to direct the disposition of 780,000 shares of Common Stock. In addition, Mrs. Yacktman, in her capacity as custodian for her dependent son, has the sole power to vote or to direct the vote of 10,000 shares of Common Stock and the sole power to dispose or to direct the disposition of 10,000 shares of Common Stock.

Donald A. Yacktman has sole power to vote or to direct the vote of 305,000 shares of Common Stock and the sole power to dispose or to direct the disposition of 305,000 shares of Common Stock. In addition, Mr. Yacktman, in his capacity as trustee of the Aronold Trust, has the sole power to vote or to direct the vote of 10,000 shares of Common Stock and the sole power to dispose or direct the disposition of 10,000 shares of Common Stock. By virtue of his relationship with Carolyn Z. Yacktman, Mr. Yacktman may be deemed to share voting and dispositive power with respect to the 780,000 shares of Common Stock held by the Trust and the 10,000 shares of Common Stock held by her as custodian of her dependent son. The filing of this Statement shall not be construed as an admission by Mr. Yacktman that he is, for the purpose of Section 13(d) or 13(g) of the Exchange Act or otherwise, the beneficial owner of any of the shares of Common Stock beneficially owned by Mrs. Yacktman.

CUSIP No. 681977104	13D	Page 7 of 8 Pages

(c)	During the 60 day period ended as of the date hereof, the Reporting Persons have not acquired or sold any shares of Common Stock in open market transactions.

(d)	Not applicable.

(e)	Not applicable.

        All such ownership percentages of the shares of Common Stock reported herein are based upon 13,106,228 shares of Common Stock outstanding as of November 4, 2003, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 10, 2003 for the fiscal quarter ended September 27, 2003.

        No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Common Stock owned beneficially by any of the Reporting Persons.

Item 7.  Materials to be Filed as Exhibits.

Exhibit A:	Agreement of Joint Filing, dated as of February 11, 2004, among the Trust, Carolyn Z. Yacktman and Donald A. Yacktman.

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2004

YACKTMAN FAMILY TRUST
By: /s/ Carolyn Z. Yacktman
Carolyn Z. Yacktman, Trustee
/s/ Carolyn Z. Yacktman
Carolyn Z. Yacktman
/s/ Donald A. Yacktman
Donald A. Yacktman

CUSIP No. 681977104	13D	Page 8 of 8 Pages

EXHIBIT A

JOINT FILING AGREEMENT

        THIS JOINT FILING AGREEMENT (this "Agreement") is dated as of February 11, 2004, by and among Donald A. Yacktman, Carolyn Z. Yacktman and the Yacktman Family Trust (the "Trust").

        WHEREAS, in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934 (the “Act”), only one Schedule 13D Statement (“Statement”) need be filed whenever two or more persons are required to file a Statement pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such statement is filed on behalf of each of them.

        NOW, THEREFORE, in consideration of the premises and mutual agreements herein contained, the parties hereto agree as follows:

        Each of Mr. Yacktman, Mrs. Yacktman and the Trust does hereby agree, in accordance with Rule 13d-1(k) under the Act, to file one Statement relating to their ownership of the Common Stock, par value $.01 per share, of 1-800 CONTACTS, INC., a Delaware corporation, and does hereby further agree that said Statement shall be filed on behalf of each of Mr. Yacktman, Mrs. Yacktman and the Trust. Nothing herein shall be deemed to be an admission that the parties hereto, or any of them, are members of a “group” (within the meaning of Section 13(d) of the Act and the rules promulgated thereunder) with respect to any securities of 1-800 CONTACTS, INC.

        IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

YACKTMAN FAMILY TRUST
By: /s/ Carolyn Z. Yacktman
Carolyn Z. Yacktman, Trustee
/s/ Carolyn Z. Yacktman
Carolyn Z. Yacktman
/s/ Donald A. Yacktman
Donald A. Yacktman